November 24, 2020

By Electronic Filing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Claire DeLabar, Robert Littlepage, Jeff Kauten and Jan Woo

Re:	Uncommon Giving Corporation

Draft Offering Statement on Form 1-A

Submitted September 23, 2020

CIK No. 0001757190

Ladies and Gentlemen:

On behalf of our client, Uncommon Giving Corporation (the “Company”), we submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated October 20, 2020 (the “Comment Letter”), relating to the Company’s above-referenced Draft Offering Statement on Form 1-A, confidentially submitted to the Commission on September 23, 2020 (the “Offering Statement”).

We are concurrently filing via EDGAR this letter and a revised Draft Offering Statement (the “Revised Offering Statement”). For the Staff’s reference, we are supplementally providing to the Staff copies of this letter, a clean copy of the revised Revised Offering Statement, and a copy marked to show all changes from the version that was confidentially submitted on September 23, 2020.

We have reviewed the Comment Letter with the Company and the Company’s auditors, and the following are the Company’s responses to the Comment Letter. For the Staff’s convenience, each of the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response thereto set forth immediately under such comment. Except for page references appearing in the headings and the Staff’s comments below (which refer to the Draft Offering Statement submitted on September 23, 2020), all page references herein correspond to the pages of the Revised Offering Statement.  All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Offering Statement.

Cover Page

1.Please disclose on the cover page that the minimum initial investment is $100.00 for the purchase of 10 shares.

RESPONSE: We respectfully advise the Staff that we have included the requested disclosure on the cover page of the Revised Offering Statement.

Securities and Exchange Commission
November 24, 2020

Summary, page 2

2.Please provide an organizational chart depicting your corporate structure.

RESPONSE: We respectfully advise the Staff that we have included the requested organizational chart on pages 2 and 35 of the Revised Offering Statement.

Risk Factors

The Company is indebted and may borrow additional funds..., page 10

3.Please disclose that the $1.5 million loan to Inbank matures in May 2021. Please also disclose the aggregate annual interest payments the Company is obligated to pay.

RESPONSE: We respectfully advise the Staff that we have disclosed the maturity date of the loan and the aggregate annual interest payments the Company will be obligated to pay, assuming the outstanding balance remains the same, in the above-referenced risk factor on page 10 of the Revised Offering Statement.

We could become subject to the requirements of the Investment Company Act..., page 11

4.Please expand your risk factor to discuss the consequences to the company and this offering if you fail to meet the requirements of the transient investment company exemption under Rule 3a-2 of the Investment Company Act and you will need to register an as an investment company. As part of your response, address the impact on your ability to continue this offering under Rule 251(b)(4) of Regulation A.

RESPONSE: We respectfully advise the Staff that we have expanded the above-referenced risk factor on pages 13–14 of the Revised Offering Statement to discuss the consequences to the Company and this Offering if we fail to meet the requirements of the transient investment company exemption under Rule 3a-2 of the Investment Company Act and are required to register as an investment company, including the resulting obligation to discontinue this Offering under Rule 251(b)(4) of Regulation A.

Risks Related to the Offering, page 21

5.Please add a risk factor that discusses the concentration of ownership of your common stock among your existing officers and directors.

RESPONSE: We respectfully advise the Staff that we have added a risk factor on page 12 of the Revised Offering Statement discussing the concentration of ownership of the Company’s Common Stock among its existing officers and directors.

Securities and Exchange Commission
November 24, 2020

6.We note that Section 22 of the subscription agreement provides that any dispute regarding the subscription agreement will be resolved by arbitration including claims pursuant to federal or state securities laws. Please add risk factor disclosure regarding how this provision impacts your shareholders, including:

•a description of the relevant forum for arbitration;

•any question as to the enforceability of this provision;

•relevant risks related to mandatory arbitration including, to the extent applicable, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable and limits on ability to bring class action lawsuits or seek remedy on a class basis;

•a statement that arbitration is intended to be the exclusive means for resolving matters with your shareholders and that the provision is intended to apply to claims made under the U.S. federal securities laws and the rules and regulations;

•the impact on claims arising under other laws; and

•a statement that investors cannot waive the company’s compliance with federal securities laws and the rules and regulations promulgated thereunder.

RESPONSE: We respectfully advise the Staff that we have added a risk factor on pages 23–24 of the Revised Offering Statement discussing the impact of this arbitration provision on our investors, including a description of the relevant forum for arbitration, the enforceability of the arbitration provision, any relevant risks to investors relating to mandatory arbitration, a statement that arbitration is intended to be the exclusive means for resolving matters with our investors and that the arbitration provision is intended to apply to claims made under the U.S. federal securities laws and the rules and regulations, as well as to claims arising under any other laws, and a statement that Investors cannot waive the Company’s compliance with federal securities laws and the rules and regulations promulgated thereunder.

7.Please add a risk factor related to the provisions in your organizational documents that could delay or prevent a change of control, including the provision that a special meeting may only be called by shareholders holding 50% or more of your common stock.

RESPONSE: We respectfully advise the Staff that we have added a risk factor on page 23 of the Revised Offering Statement discussing the provisions of our certificate of incorporation, bylaws and Delaware law that could delay or prevent a change of control, including, among other provisions, the provision that a special meeting may only be called by shareholders holding 50% or more of our common stock.

Business of the Company

Sources of Revenues, page 35

8.Please expand the disclosure on pages 4 and 35 to define “SLA” and explain how it related to the License Agreement and Master Services Agreement described on page 32.

RESPONSE: We respectfully advise the Staff that the “SLA” is the same as the “License Agreement

Securities and Exchange Commission
November 24, 2020

and Master Services Agreement” described on page 36 of the Revised Offering Statement.  We have revised the disclosure on pages 3 and 40 of the Revised Offering Statement to eliminate this ambiguity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue Recognition, page 39

9.We note that you terminated your relationship with Technology Development. Please expand the discussion to explain how the termination of this relationship has impacted the utility of your Platform and whether you will continue to utilize any of the software previously licensed from Technology Development on an ongoing basis. Also, please clarify what rights to the software platform you retained under the terminated license agreement.

RESPONSE: We respectfully advise the Staff that the termination of our relationship with Technology Developer has had no impact on the utility of our Platform, as the Company has now engaged the services of an independent contractor to perform the services that were once provided by the Technology Developer.  The Company did not utilize the Technology Developer’s intellectual property or technology in developing the Platform and therefore, did not retain any rights to the Technology Developer’s software under the terminated contractual arrangements. Accordingly, the Company does not and will not utilize any of the software previously licensed from the Technology Developer on an ongoing basis. We have expanded the disclosure on page 49 of the Revised Offering Statement to reflect this information.

Spinoff of Strategic Partner Units, page 42

10.Please expand the disclosure to name the strategic partner. If the strategic partner is Technology Developer, revise to explain how the termination of your agreement with Technology Developer impacts this relationship.

RESPONSE: We respectfully advise the Staff that the strategic partner is Technology Developer. We have revised the disclosure to use the defined term “Technology Developer” throughout the Revised Offering Statement. We respectfully advise the Staff that the termination of our agreement with Technology Developer has had no impact on the utility of our Platform, as stated above.

11.We note on page 43 that UGC Investment Holding LLC (Holding) is described as a wholly-owned subsidiary of the Company. We also note that units of Holding have been distributed to shareholders of the registrant in the spin-off. Please expand the discussion on page 43 to clarify the basis for consolidating Holding as a variable interest entity, describing in detail any agreements between the registrant and Holding that would support your conclusion that the Company is the primary beneficiary of Holding. Also, disclose whether the special dividend of Holding units constitute all the current outstanding equity of Holding. If not, please revise the discussion and financial statements to reflect any non-controlling interests of Holding unit holders.

RESPONSE: We respectfully advise the Staff that we have expanded the discussion on page 49 of the Revised Offering Statement to clarify the basis for consolidating Holding as a variable interest entity, namely the fact that the Company will receive primary benefits and risks of ownership in the pledged assets of Holding that secure the Holding Note. We respectfully advise the Staff that the special

Securities and Exchange Commission
November 24, 2020

dividend of Holding units constituted all the current outstanding equity of Holding, such that the Company no longer holds an equity interest in Holding.

Interests of Management and Others in Certain Transactions, page 61

12.Please file the agreement pursuant to which the Company has agreed to issue cash payments to Mr. Baldwin upon the lender’s extension of loans or other credit and the indemnification agreement. Refer to Item 17.6(b)(i) of Part III of Form 1-A.

RESPONSE: We respectfully advise the Staff that we have filed  the indemnification agreement as Exhibit 3.3 to the Revised Offering Statement.  The Company’s board of directors approved the issuance of cash payments to Mr. Baldwin upon the Lender’s extension of credit at a meeting duly called and held on April 23, 2020 but did not enter into a formal written agreement with Mr. Baldwin regarding such cash payments.

Description of Capital Stock, page 62

13.We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain actions (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware). Please clarify if this Federal District Court carve out applies to all of the actions enumerated. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE: We respectfully advise the Staff that we have added a risk factor on page 24 of the Revised Offering Statement related to the exclusive forum provision in the Company’s Certificate of Incorporation.

14.We note that your certificate of incorporation includes a forum selection clause that designates the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) as the sole and exclusive forum for certain actions. However, your Subscription Agreement states that any disputes regarding the Subscription Agreement or an investment in the Company will be resolved by arbitration in the State of Arizona, County of Maricopa or pursuant to the Rules and Code of Arbitration of the Financial Industry Regulatory Authority. Please reconcile these potentially conflicting provisions. Provide clear disclosure of regarding each provision, including the scope, risks and other impacts on investors.

RESPONSE: We respectfully advise the Staff that the forum selection clause in our Certificate of Incorporation includes a carveout where the Company may consent in writing to the selection of an alternate forum.  Because each subscription agreement must be accepted by the Company, the

Securities and Exchange Commission
November 24, 2020

arbitration provision in the subscription agreement does not conflict with the Certificate of Incorporation; rather, it falls within the carveout delineated in the forum selection provision in the the Certificate of Incorporation.  We have included risk factors on pages 23 and 24 of the Revised Offering Statement to include the scope, risks and other impacts on investors for each provision.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-8

15.We note on page F-9 that the Investment in Equity Investment relates to Technology Developer. We also note on page F-17 that you terminated the Master Service Agreement and the related License Agreement with Technology Developer on February 18, 2020 and we note on page F-18 that due to changes in the issuance by Technology Development of additional equity that you will account for this investment prospectively at fair value. We also note on page F-10 that the Company no longer holds this investment in Technology Developer and the license agreement and technology development agreement are terminated in conjunction with the settlement as of April 1, 2020 per page F-17 and page F-28 disclosure. Since you no longer directly hold this investment after April 1, 2020 but consolidate UGCIH which holds the investment, please revise the disclosure on pages F- 17 and F-28 to clarify that you transferred your investment in Technology Developer to UGCIH in exchange for the Holding Note of $5 million and that the investment in Technology Developer is included in your Equity Investment due to consolidation of UGCIH as a VIE.

RESPONSE: We respectfully advise the Staff that we have revised the disclosures on pages F-18, F-29 and F-33 of the Revised Offering Statement to clarify that the Company transferred its investment in Technology Developer to UGCIH in exchange for the Holding Note of $5 million, and that the investment in Technology Developer is included in the Company’s Equity Investment due to consolidation of UGCIH as a variable interest entity.

16.We note that your wholly-owned subsidiary, UGIV LLC, has a relationship with Uncommon Charitable Impact through a licensing agreement in which the Uncommon Charitable Impact will pay a license fee and services fee to UGIV. Please expand the disclosure to describe the terms of this licensing agreement, including that compensation to UGIV is limited to a fixed percentage of donations, less certain expenses of Uncommon Charitable Impact (see page 32 for detailed description).

RESPONSE: We respectfully advise the Staff that we have expanded the disclosure on pages F-28 and F-30 of the Revised Offering Statement to describe the terms of this licensing agreement, including the fact that compensation to UGIV is limited to a fixed percentage of donations, less certain expenses of Uncommon Charitable Impact.

17.Refer to your disclosure of your Equity investment in Technology Developer on page F-9. Please provide summarized financial information for your equity method investment in Technology Developer pursuant to APB Opinion 18, paragraph 20d [ASC 323-10-50-3c] (i.e., summarized financial information or separate financial statements).

RESPONSE: We respectfully advise the Staff that we have provided summarized financial information regarding the Technology Developer in accordance with ASC 323-10-50-3c on page F-10 of the Revised Offering Statement.

Securities and Exchange Commission
November 24, 2020

Note 15. Subsequent Events

Variable Interest Entity (VIE) - UGC Investment Holding LLC, page F-18

18.We note that you consolidate UGCIH because you believe you are the primary beneficiary of the pledged assets, i.e. the Technology Developer Series A Preferred Units. We also note that the Technology Developer Preferred Units were transferred to UGCIH and you do not hold any direct ownership interest in UGCIH. Please expand the disclosure to explain the basis for your belief that the UGCIH assets pledged in conjunction with the Holding Note meet the criteria for consolidation as a VIE pursuant to ASC 810-10-50. Please expand the disclosure on page F-32 accordingly.

RESPONSE: We respectfully advise the Staff that we have expanded the disclosure on pages F-18 and F-34 of the Revised Offering Statement to explain the basis for our belief that the UGCIH assets pledged in conjunction with the Holding Note meet the criteria for consolidation as a VIE pursuant to ASC 810-10-50.

19.We note that prospectively you will measure the remaining equity interest at fair value. Please provide all disclosures required pursuant to ASC 820-10-50 regarding your determination of fair value of investments.

RESPONSE: We respectfully advise the Staff that we have provided the disclosures required pursuant to ASC 820-10-50 regarding our determination of fair value of investments on page F-18 of the Revised Offering Statement.

Financial Statements - June 30, 2020

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-29

20.Please also provide a revenue recognition accounting policy for each type of revenue described, such as licensing fees, platform fees, advisory fees, etc. Describe the nature of each revenue type and the timing of revenue recognition. Also, clarify whether you are using the guidance in ASC 605 or ASC 606.

RESPONSE: We respectfully advise the Staff that we have provided a revenue recognition accounting policy for each type of revenue described, describing the nature of each revenue type and the timing of revenue recognition, on pages F-30 – F-31 of the Revised Offering Statement. We respectfully advise the Staff that we are using the guidance in ASC 606.

Oral Comment from Staff via Telephone Call

21.Please move the Cautionary Note Regarding Forward-Looking Statements behind the risk factors.

RESPONSE: We respectfully advise the Staff that we have moved the Cautionary Note Regarding Forward-Looking Statements to page 27 of the Revised Offering Statement, behind the Risk Factors.

Securities and Exchange Commission
November 24, 2020

Please direct any questions or comments concerning this response or the revised Draft Offering Statement to the undersigned at (214) 651-5645.

Sincerely,
/s/ Gregory R. Samuel
Gregory R. Samuel, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 Tel: (214) 651-5645 Fax: (214) 200-0577

cc: Ron Baldwin